1. Name and Address of Reporting Person
   Hall, J. Franklin
   9850 Regetta Drive #301
   Cincinnati, OH 45252
   USA
2. Issuer Name and Ticker or Trading Symbol
   First Financial Bancorp (FFBC)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Day/Year
   01/22/2003 R1
5. If Amendment, Date of Original (Month/Day/Year)
   01/23/2003
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Principal Accounting Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    01/22/2003            J         540         A   $0.0000    1952           D
                                                      <F1>
Common Stock                    01/22/2003            J         -540        D   $0.0000                   I           Restricted
                                                      <F1>                                                            Stock Awards
Common Stock                    01/22/2003            A         5917        A   $0.0000    10190          I           Restricted
                                                      <F2>                                                            Stock Awards
Common Stock                                                                               285.6816       I           401-K

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
2000 (ISO)  $17.56                                                    01/24/2010 Common                      5694    D
Stock                                                                            Stock
Option
2000 (NQ)   $17.56                                                    01/24/2010 Common                      1078    D
Stock                                                                            Stock
Option
2001 (ISO)  $16.0124                                                  01/22/2011 Common                      5250    D
Stock                                                                            Stock
Option
2002 (ISO)  $17.2                                                     01/17/2012 Common                      5000    D
Stock                                                                            Stock
Option
2002 (NQ)   $17.2    01/23/2 03/05/2 J 4             4187  01/12/2002 01/12/2012 Common  4187     $0.0000    -4187   D
Stock                003     003     <F3>                                        Stock
Option
2003 (ISO)  $16.58   01/22/2         A <F2>    6031        01/22/2004 01/22/2013 Common  6031     $16.5800   6031    D
Stock                003                                                         Stock
Option
2003 (NQ)   $16.58   01/22/2         A <F2>    3969        01/22/2004 01/22/2013 Common  3969     $16.5800   3969    D
Stock                003                                                         Stock
Option

Explanation of Responses:

<F1>
Vesting of Restricted Stock Award
<F2>
Pursuant to FFBC Stock Option / Award Plan(s)
<F3>
Correction of shares listed in error on initial Form 3 filed 09/03/02, and subsequent Forms 4 filed 01/22/03 and 01/23/03.

SIGNATURE OF REPORTING PERSON
/s/ Terri J. Ziepfel

DATE
03/05/2003